Exhibit 99.1

First High-School Education Group  Enters into Definitive Agreement for Going-Private Transaction

BEIJING, CHINA / ACCESSWIRE / November 22, 2024 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$4.27 million for all of the Company’s outstanding ordinary shares (each, an “Ordinary Share”).

Certain shareholders of the Company, including the entities ultimately controlled by Mr. Zhaowei Zhang,  chairman of the board of directors (the “Board”), chief executive officer of the Company, Mr. Pengwei Luo,  director of the Company, and Ms. Yu Wu, and Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited (collectively, the “Rollover Shareholders,” and each, a “Rollover Shareholder”) have entered into Rollover and Contribution Agreements, respectively, pursuant to which each Rollover Shareholder has irrevocably agreed to contribute the Ordinary Shares it holds or will hold to the Merger Sub prior to the effective time of the Merger (the “Effective Time”) in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold approximately 95.25% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company.

At the Effective Time, unless otherwise agreed under the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.05 in cash without interest (the “Per Share Merger Consideration”), and each outstanding American depositary share of the Company (“ADS,” each representing three Class A ordinary shares of the Company), together with the Class A ordinary shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.15 in cash without interest (without considering the ADS cancellation fee of US$0.05 per ADS payable by the ADS holders) (together with the Per Share Merger Consideration, the “Merger Consideration”).

The Merger Consideration represents (1) a premium of approximately 354.5% to the closing price of the ADS on August 1, 2024, the last trading day prior to the date of the Proposal, and (2) a premium of approximately 269.3% and 320.7% to the volume-weighted average price of the ADSs during the seven and 30 trading days prior to August 1, 2024, respectively.  The Merger will be funded through a combination of (1) cash contributions from the Buyer Group (as defined below), and (2) available cash of the Company.

The buyer group comprises Mr. Shaowei Zhang, Ms. Yu Wu, and Mr. Pengwei Luo (collectively, the “Buyer Group”). Each member of the Buyer Group has also executed and delivered to the Company a limited guarantee in favor of the Company pursuant to which the Buyer Group is guaranteeing certain payment obligations of Parent under the Merger Agreement.

The Board, acting upon the unanimous recommendation of a committee of two independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors. Because the Merger is a “short-form” merger in accordance with section 233(7) of the Companies Act between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act), the Merger does not require a shareholder vote or approval by special resolution of the Company’s shareholders if a copy of the Plan of Merger is provided to every registered shareholder of the Company.

The Merger is currently expected to close in the first half of 2025 and is subject to customary closing conditions. If completed, the Merger will result in the Company becoming a privately held company, its ADSs will no longer be quoted on the OTC Market, and the Company’s ADS program will be terminated.

Zhongqin Asset Appraisal Co., Ltd. is serving as financial advisor to the Special Committee. Wilson Sonsini Goodrich & Rosati, Professional Corporation, is serving as U.S. legal counsel to the Special Committee. Loeb Smith is serving as Cayman Islands legal counsel to the Special Committee.

CKM Legal is serving as U.S. legal counsel to the Buyer Group. Appleby is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 transaction statement to its shareholders. The documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov).

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)